AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

04024186

22 March 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

PROCESSED
APR 09 2004
THOMSON FINANCIAL

SUPPL

04 APR -5 AM 7:21

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 19 March 2004, Re: Extraordinary General Meeting for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 4/8

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 19/03/2004 05:34:38 PM
Reference No AA-040319-4868B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to announce that at the Extraordinary General Meeting of Amsteel Corporation Berhad held on 19 March 2004, the shareholders of the Company have approved the following ordinary resolutions:

ORDINARY RESOLUTION 1 - PROPOSED PARKSON DISPOSALS

THAT subject to the approvals of the relevant authorities and pursuant to the Conditional Sale and Purchase Agreement dated 6 September 2003 entered into among Ambang Jaya Sdn Bhd ("AJSB"), Angkasa Marketing (Singapore) Pte Ltd ("AMSPL"), Natvest Parkson Sdn Bhd ("NPSB"), Sukhothai Food Sdn Bhd ("SFSB"), Timuriang Sdn Bhd ("TIMURIANG"), Parkson Retail Consulting and Management Sdn Bhd ("RETAIL") (collectively referred to as "Amsteel Group Vendors") and Lion Diversified Holdings Berhad ("LDHB"), approval be given to the Amsteel Group Vendors to dispose of their respective equity interest in the companies as set out below ("Target Companies") to LDHB for an aggregate disposal consideration of RM364.23 million, and the settlement of net inter-company balances owing by the relevant Target Companies and their subsidiaries/associated companies to Amsteel and its subsidiaries of RM98.21 million as at 30 June 2003 or such other amount as may be determined at the completion date, of which the total consideration attributable to the Amsteel Group Vendors is RM462.44 million ("Proposed Parkson Disposals"):

(i) the entire 50% equity interest in Parkson Venture Pte Ltd comprising 7,400,000 ordinary shares of SGD1.00 each, held by SFSB, RETAIL and NPSB;

(ii) the entire 52% equity interest in Parkson Investment Pte Ltd comprising 5,200,000 ordinary shares of SGD1.00 each, held by SFSB, RETAIL and NPSB;

(iii) the entire 70% equity interest in Parkson Management Pte Ltd comprising 3,150,000 ordinary shares of SGD1.00 each, held by NPSB;

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

THAT subject to the approvals of the relevant authorities and pursuant to the Conditional Sale and Purchase Agreement dated 6 September 2003 entered into among the Company and its subsidiaries namely AMSPL and Umatrac Enterprises Sdn Bhd (collectively referred to as the "Amsteel Group") and LDH (S) Pte Ltd ("LDHS"), wholly-owned subsidiary of LDHB, approval be given to the Company to dispose of 226,716,252 ordinary shares of RM1.00 each in Lion Corporation Berhad ("LCB"), being the remaining LCB shares held by the Amsteel Group after the renounceable restricted offer for sale by the Amsteel Group to the eligible shareholders of LCB, at a cash consideration of RM1.00 per LCB share to LDHS ("Proposed LCB Shares Disposal").

AND THAT the Directors be authorised to do all such acts and things that are necessary to give effect to the Proposed LCB Shares Disposal with full powers to assent to any conditions, modifications, variations and/or amendments deemed necessary or expedient in the interest of the Company and/or as may be required by the relevant authorities and to take all such steps and enter into all such agreements, arrangements, undertakings, indemnities, transfers, assignments and guarantees with any party or parties as may be required to give effect to and complete the Proposed LCB Shares Disposal.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

19 MAR 2004